Exhibit 99.4

ASX ANNOUNCEMENT
November 25th, 2009

Materials for 2009 Annual General Meeting

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that the 2009 Annual General Meeting of shareholders will be held at 10.00 am today at the Melbourne Museum, 11 Nicholson Street, Carlton.

Attached is a complete set of the materials that will be presented at the Meeting.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Thomas Howitt
Company Secretary

Genetic Technologies Limited
Telephone: +61 3 8412 7000

Annual General Meeting

TreeTops, Melbourne Museum,

November 25, 2009



Forward looking statements

This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as "should", "expects", "anticipates", "estimates", "believes" or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies' current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

Today's Presentation

genetic technologies

- **What the business has been doing**
- Where we want to focus our efforts
- What are our goals

Key Strengths

- Dominant, royalty generating, international IP estate
- Largest private genetics lab in Asia/Pac
- Leader in companion animal fertility
- Strong history of operational growth
- Approaching profitability



Financials

- In 2009 recorded our largest growth in revenue from operations
- Medical and veterinary genetic testing and canine acquisition resulted increased sales of 37%
- We are actively managing a transition from a heavy reliance on licensing, to profitability from operations
- Licensing activities will however continue vigorously in the short to medium term


TOTAL REVENUE AND INCOME
($ millions)
18
15
12
9
6
3
0
$12.18
'05 '06 '07 '08 '09
REVENUE FROM LICENSING
($ millions)
12
10
8
6
4
2
0
$5.39
'05 '06 '07 '08 '09
REVENUE FROM OPERATIONS
($ millions)
6
5
4
3
2
1
0
$5.38
'05 '06 '07 '08 '09

Licensing

38 licensees across a range of industries

Agriculture	Medical	Analysis	Research
MONSANTO	genzyme	SEQUENOM	TEXAS A&M UNIVERSITY
syngenta	Quest Diagnostics	Applied Biosystems	KING'S College LONDON
	ThermoFisher SCIENTIFIC The world leader in serving science		
	MYRIAD		

Today's Presentation

- What the business has been doing
- **Where we want to focus our efforts**
- What are our goals

Medical: molecular diagnostics

GTG and its alliance partners have a real opportunity to **help people and save lives**


STAGING CARE
1st Generation
Molecular Diagnostics
RISK
ASSESSMENT
SCREENING
Am I at risk
of developing
cancer?
e.g. BRCA
Is there a chance
I have cancer
today?

Medical: molecular diagnostics

GTG and its alliance partners have a real opportunity to **help people and save lives**



STAGING CARE
1st Generation Molecular Diagnostics
Higher value 2nd Generation Applications
RISK ASSESSMENT
SCREENING
DIFFERENTIAL DIAGNOSIS
STAGING
PROGNOSIS
THERAPY SELECTION
THERAPY MONITORING
SURVEILLANCE
Am I at risk of developing cancer? e.g. BRCA
Is there a chance I have cancer today?
Do I have cancer and what type is it?
Has my cancer spread?
How will my cancer progress?
What is the best therapy for me?
Is my treatment working?
Has my cancer come back?

Product Launches COSA*, Nov 09



RISK ASSESSMENT	SCREENING	DIFFERENTIAL DIAGNOSIS	STAGING	PROGNOSIS	THERAPY SELECTION	THERAPY MONITORING	SURVEILLANCE
BRCA 1 / 2 Breast and / or Ovarian cancer predisposition diagnostic test that accurately detects inherited changes in the BRCA1 and BRCA2 genes. **HNPCC** Genetic testing for bowel and / or uterine cancer involves looking for an inherited change in MLH1, MSH2 or MSH6 genes and determines a person's risk of developing bowel cancer.	**SCN1A** SCN1A gene test assists in diagnosing Severe Myoclonic Epilepsy of Infancy (SMEI) or Dravet Syndrome and other syndromes within the Generalised Epilepsy with Febrile Seizures Plus (GEFS+) spectrum. In addition, defects in SCN1A are also the cause of familial hemiplegic migraine 3 (FHM3).	**miRview meso** A highly accurate test that may also assist physicians in ruling out mesothelioma in patients diagnosed with carcinoma in the lung who have been exposed to mesothelioma-related substances, primarily asbestos particles and heavy metals. **miRview mets** Cancer of unknown primary (CUP) test that accurately identifies the primary tumor site in patients presenting with metastatic cancer to assist in applying appropriate treatment options.	**miRview mets** Cancer of unknown primary (CUP) test that accurately identifies the primary tumor site in patients presenting with metastatic cancer to assist in applying appropriate treatment options.	**[illegible]** Cancer of unknown primary (CUP) test that accurately identifies the primary tumor site in patients presenting with metastatic cancer to assist in applying appropriate treatment options.	**miRview squamous** Differentiates squamous from non squamous non small cell lung cancer (NSCLC). Patients with squamous NSCLC have demonstrated varying response patterns ranging from a high incidence of severe or fatal bleeding in the lungs to poor response to treatment. **miRview meso** A highly accurate test that may also assist physicians in ruling out mesothelioma in patients diagnosed with carcinoma in the lung who have been exposed to mesothelioma-related substances, primarily asbestos particles and heavy metals.		

* Clinical Oncological Society of Australia

Why Focus on Cancer?

- Molecular Diagnosis of Cancers is the most attractive segment of the IVD industry with focused market and strong growth
- Efficient sales process
- An emerging market currently estimated at >A$689m pa
- Strong accelerating growth for next 4 years
- APac sales focus



The WW MDx* Market ($Bn)
* Not including Industrial and Research areas
12,0
10,0
8,0
6,0
4,0
2,0
0,0
CAGR: 17.6%
2007-2014
$10.9 Bn
$3.5 Bn
34%
18%
12%
10%
2007
2014
Infectious
Blood Screening
Genetic
Oncology
MDx is the fastest growing segment of the IVD market, led by oncology (34% CAGR)

Source: TSG Partners; Scientia Advisors

* molecular diagnostics

Forensics & Paternity

genetic technologies

- Contracted provider to NSW Police Service for volume crime forensic testing
- 3 year contract
- Only private forensics lab in Asia Pacific: defence attorneys
- Also assist other state police with specialist testing as required
- Leading provider of paternity tests to lawyers, Dept of Immigration, Legal Aid and general public



NATA Medical Forensic

WORLD RECOGNISED ACCREDITATION

Canine Reproduction Experts


STAGES OF LIFE CARE AND MANAGEMENT
CONCEPTION ASSURED WITH FROZEN PUPPIES
DNA TESTED TO VERIFY PARENTAGE
DNA TESTED FOR HEREDITARY DISEASES AND HIDDEN COAT COLOURS
PREGNANCY MANAGED THROUGH FROZEN PUPPIES
2 months
6 months
1 year
3 years

Who am I?





BITSA™ Q-value result

Guess the 3 breeds in this dog



Poodle

Parent



Maltese

Grandparent



German Shepherd

Great Grandparent

Development Programs

High potential development programs

- ImmunAid: Improved therapy through proprietary dosage timing algorithm
  - Paradigm changing therapy of serious diseases such as cancer

- RareCellect™: Novel foetal cell sampling and enrichment device to replace amniocentesis and CVS
  - Safer testing for inherited diseases for mothers and babies



Today's Presentation

- What the business has been doing
- Where we want to focus our efforts
- **What are our goals**

3 Year Goals

Medical	Animal	Forensics
▪ Leading provider of cancer management tools APac ▪ Global relationships or M&A accessing leading products	▪ Leading provider of reproductive health management ▪ Expand into household, veterinary and pedigree channels	▪ Leading private provider in the region ▪ Commercial solutions for law enforcement
Extend patient life	**Healthier animals**	**Win-Win with police**

Genetic Health: Information and Knowledge

Summary

- Genetic Technologies is primed to become the dominant provider of **cancer management** tools in Australia and the region
- Expansion of **animal genetics and reproduction** network to globalise healthy animal breeding
- Build on relationships to develop **new forensics markets**
- **Extract value** from development projects and non-coding patents

from Biotech
to Genetic Health Information



Genetic Technologies Limited

2009 Annual General Meeting

Wednesday, 25 November 2009

'Treetops', Melbourne Museum



Item 1 – Consideration of financial statements

To receive and consider the Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2009.

No vote required

Resolution 2 – Re-election of Mr. Fred Bart

To re-elect Mr. Fred Bart who retires by rotation in accordance with the Company's Constitution and being eligible offers himself for re-election as a Director.

Resolution withdrawn

Resolution 3 – Re-election of Mr. Sid Hack

To re-elect Mr. Sidney Charles Hack who was appointed to the Board as a casual vacancy on 19 November 2008 and retires in accordance with the Company's Constitution and being eligible offers himself for re-election as a Director.

Proxy votes received

For:	30,578,932
Against:	618,933
To Chairman:	647,991
To others:	178,135,510
Abstain:	-

Resolution 4 – Re-election of Mr. Huw Jones

To re-elect Mr. Huw David Jones who was appointed to the Board as a casual vacancy on 19 November 2008 and retires in accordance with the Company's Constitution and being eligible offers himself for re-election as a Director.

Proxy votes received

For:	30,348,439
Against:	849,426
To Chairman:	647,991
To others:	178,135,510
Abstain:	-

Resolution 5 – Re-election of Dr. Mal Brandon

To re-elect Dr. Malcolm Roy Brandon who was appointed to the Board as a casual vacancy on 5 October 2009 and retires in accordance with the Company's Constitution and being eligible offers himself for re-election as a Director.

Proxy votes received

For:	30,652,800
Against:	545,065
To Chairman:	647,991
To others:	178,135,510
Abstain:	-

Resolution 6 – Remuneration Report

That the Remuneration Report section of the Directors' Report for the Company for the year ended 30 June 2009 be adopted.

Proxy votes received

For:	30,188,916
Against:	881,526
To Chairman:	647,991
To others:	178,135,510
Abstain:	127,423

Resolution 7 – Appointment of Auditor

That subject to the Australian Securities and Investments Commission having accepted the resignation of Ernst & Young as the existing auditor of the Company by the date of the Annual General Meeting, PricewaterhouseCoopers, who has consented in writing to act as auditor of the Company, be appointed as auditor of the Company.

Proxy votes received

For:	31,127,865
Against:	10,000
To Chairman:	647,991
To others:	178,135,510
Abstain:	60,000